AMENDMENT NO. 1 TO EXPENSE LIMITATION AGREEMENT


      This Amendment No. 1 to the Expense Limitation Agreement dated March 2, 2008 (the "Agreement"), by and between Touchstone Advisors, Inc. (the "Advisor") and Touchstone Funds Group Trust (the "Trust"), is entered into effective the __ day of August, 2008.

      WHEREAS the Agreement provides for the maintenance of the expense ratios of certain series of the Trust at levels specified in Schedule A to the Agreement;

      WHEREAS the Advisor and the Trust desire to clarify certain provisions of the Agreement;

      NOW, THEREFORE, the Advisor and the Trust hereby agree that Section 1.2 of the Agreement is amended and restated in its entirety as follows:

      1.2 Operating Expense Limit. The maximum expense ratio in any year with respect to a class of a Fund shall be the amount specified in Schedule A based on a percentage of the average daily net assets of the Fund (the "Maximum Operating Expense Limit"). The Maximum Operating Expense Limit reflects the Operating Expense Limit for a class of the Fund, plus amounts, if any, payable by such class of a Fund pursuant to a plan adopted in accordance with Rule 12b-1 under the 1940 Act.

                                      * * *

      IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be executed on the ___ day of August 2008.


TOUCHSTONE FUNDS GROUP TRUST                TOUCHSTONE ADVISORS, INC.


By:______________________                   By:_______________________
   Name:                                       Name:
   Title:                                      Title: